Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 184-A-I dated February 16, 2010

Term Sheet to
Product Supplement No. 184-A-I
Registration Statement No. 333-155535
Dated February 2, 2011; Rule 433

JPMorgan Chase & Co.

Structured Investments

$

Digital Plus Buffered Notes Linked to the Performance of an Equally Weighted Basket of Five Currencies Relative to the Japanese Yen due February 8, 2013

General

- The notes are designed for investors who seek capped exposure to the appreciation of an equally weighted basket of five currencies relative to the Japanese yen from and including the pricing date to and including the Ending Averaging Dates. Investors should be willing to forgo interest payments and, if the Ending Basket Level is less than the Starting Basket Level by more than 15%, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 8, 2013*
- Minimum denominations of $1,000 and integral multiples thereof
- **The terms of the notes set forth below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 184-A-I dated February 16, 2010, will supersede the terms set forth in product supplement no. 184-A-I. Please refer to "Supplemental Terms of the Notes" in this term sheet for more information.**
- The notes are expected to price on or about February 3, 2011 and are expected to settle on or about February 8, 2011.

Key Terms

Basket: An equally weighted basket of five currencies (each a "Reference Currency," and together, the "Reference Currencies") that measures the performance of the Reference Currencies relative to the Japanese yen (the "Base Currency")

Reference Currency Weights: The following table sets forth the Reference Currencies, the Starting Spot Rate† for each Reference Currency, the applicable Reuters Page and the weighting of each Reference Currency:

Reference Currency	Starting Spot Rate†	Reuters Pages	Reference Currency Weight
Canadian dollar (CAD)		WMRSPOT09 = (USD/CAD); WMRSPOT12= (USD/JPY)	20%
Australian dollar (AUD)		WMRSPOT12= (USD/AUD); WMRSPOT12= (USD/JPY)	20%
New Zealand dollar (NZD)		WMRSPOT13= (USD/NZD); WMRSPOT12= (USD/JPY)	20%
Brazilian real (BRL)		PTAX (offer rate)=(USD/BRL); WMRSPOT12= (USD/JPY)	20%
United States dollar (USD)		WMRSPOT11= (USD/JPY)	20%

†The Starting Spot Rate of each Reference Currency is expressed in terms of a number of Japanese yen per one unit of such Reference Currency as determined by the calculation agent in good faith and in a commercially reasonable manner on the pricing date, taking into account either the rates displayed on the applicable Reuters page(s) at the same approximate time that the Spot Rate for such Reference Currency on any date is to be determined as specified under "Additional Key Terms — Spot Rate" in this term sheet or such exchange rates determined by reference to certain intra-day trades. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Starting Spot Rate of each Reference Currency in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate of each Reference Currency that might affect the value of your notes. For information about the risks related to this discretion, see "Selected Risk Considerations — Potential Conflicts" on page TS-3 of this term sheet.

Payment at Maturity: If the Ending Basket Level is greater than or equal to the Starting Basket Level, at maturity, you will receive a cash payment, for each $1,000 principal amount note, that will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{the greater of (a) the Coupon and (b) the Basket Return})]$$

If the Ending Basket Level is less than the Starting Basket Level by up to 15%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level is less than the Starting Basket Level by more than 15%, you will lose 1.1765% of the principal amount of your notes for every 1% that the Ending Basket Level is less than the Starting Basket Level by more than 15%, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Basket Return} + 15\%) \times 1.1765]$$

You will lose some or all of your investment at maturity if the Ending Basket Level is less than the Starting Basket Level by more than 15%.

Coupon: At least 21.00%. The actual Coupon will be determined on the pricing date and will not be less than 21.00%.

Buffer Amount: 15%

Downside Leverage Factor: 1.1765

Basket Return:

$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

In no event, however, will the Basket Return be less than -100%.

Starting Basket Level: Set equal to 100 on the pricing date

Ending Basket Level: The arithmetic average of the Basket Closing Levels on each of the Ending Averaging Dates

Basket Closing Level: The Basket Closing Level on any currency business day will be calculated as follows:

100 × [1 + (CAD Return × 20%) + (AUD Return × 20%) + (NZD Return × 20%)] + (BRL Return × 20%)] + (USD Return × 20%)]

The CAD Return, AUD Return, NZD Return, BRL Return and USD Return are the Reference Currency Returns of the Canadian dollar, the Australian dollar, the New Zealand dollar, the Brazilian real and the United States dollar, respectively. See "Additional Key Terms" for more information. **The Reference Currency Return formula includes an embedded maximum return for each Reference Currency, an embedded variable downside leverage and an embedded variable negative upside leverage. The embedded variable upside negative leverage decreases as a Reference Currency Return increases, and the embedded variable downside leverage increases as a Reference Currency Return decreases. Please see "Selected Risk Considerations — The Method of Calculating the Reference Currency Returns Will Diminish Any Reference Currency Appreciation and Magnify Any Reference Currency Depreciation Relative to the Japanese Yen" in this term sheet for more information.**

Ending Averaging Dates: January 30, 2013, January 31, 2013, February 1, 2013, February 4, 2013 and February 5, 2013

Maturity Date: February 8, 2013

CUSIP: 48125XDE3

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 184-A-I.

Investing in the Digital Plus Buffered Notes involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 184-A-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-19 of the accompanying product supplement no. 184-A-I.

(2) Please see "Supplemental Plan of Distribution" in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

February 2, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 184-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 184-A-I dated February 16, 2010. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 184-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 184-A-I dated February 16, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000612/e37795_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

- **CURRENCY BUSINESS DAY** — A "currency business day," with respect to each Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York, Tokyo, Japan and the principal financial center for the applicable Reference Currency (Toronto, Canada, with respect to the Canadian dollar, Sydney, Australia with respect to the Australian dollar, Auckland, New Zealand, with respect to the New Zealand dollar, São Paulo, Brazil with respect to the Brazilian real and the City of New York with respect to the United States dollar) and (b) banking institutions in The City of New York, Tokyo, Japan and such principal financial center for such Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

- **SPOT RATE** — The Spot Rate of each Reference Currency relative to the Japanese yen on a given date is expressed as a number of Japanese yen per one unit of the applicable Reference Currency and is equal to a fraction (a) the numerator of which for each Reference Currency other than the U.S. dollar is a number of U.S. dollars per one unit of the applicable Reference Currency as reported by Reuters Group PLC ("Reuters") on (i) for the CAD, Reuters page WMRSPOT09 at approximately 4:00 p.m., Greenwich Mean Time, on such date of determination, (ii) for the AUD, Reuters page WMRSPOT12 at approximately 4:00 p.m., Greenwich Mean Time, on such date of determination, (iii) for the NZD, Reuters page WMRSPOT13 at approximately 4:00 p.m., Greenwich Mean Time, on such date of determination (iv) for the BRL, Reuters page PTAX (offer rate), at approximately 4:00 p.m., Greenwich Mean Time, on such date of determination and the numerator of which for the U.S. dollar is equal to 1.0 and (b) the denominator of which is a number of U.S. dollars per one Japanese yen as reported by Reuters on page WMRSPOT11 at approximately 4:00 p.m., Greenwich Mean Time, on such date of determination.

- **REFERENCE CURRENCY RETURN** — The Reference Currency Return with respect to a Reference Currency reflects the performance of the applicable Reference Currency relative to the Japanese yen, calculated as follows:

$$\frac{\text{Ending Spot Rate} - \text{Starting Spot Rate}}{\text{Ending Spot Rate}}$$

The Reference Currency Return formula includes an embedded maximum return for each Reference Currency, an embedded variable downside leverage and an embedded variable negative upside leverage. The embedded variable upside negative leverage decreases as a Reference Currency Return increases, and the embedded variable downside leverage increases as a Reference Currency Return decreases. Please see "Selected Risk Considerations — The Method of Calculating the Reference Currency Returns Will Diminish Any Reference Currency Appreciation and Magnify Any Reference Currency Depreciation Relative to the Japanese yen" in this term sheet for more information.

- **ENDING SPOT RATE** — The Ending Spot Rate with respect to a Reference Currency on any currency business day is the Spot Rate of such Reference Currency relative to the Japanese yen on such currency business day.

JPMorgan Structured Investments —
Digital Plus Buffered Notes Linked to the Performance of an Equally Weighted Basket of Five Currencies Relative to the Japanese yen

TS 1

Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet:

(1) the definition of "market disruption event" set forth under "General Terms of the Notes — Market Disruption Events" in the accompanying product supplement 184-A-I is amended by adding a new clause (g) to the definition of "Market Disruption Events," as follows:

"(g) (i) the unavailability of a cross rate for a Reference Currency and the Base Currency, each relative to the U.S. dollar that prevents the calculation agent from calculating the Spot Rate for a Reference Currency in the manner provided in the relevant terms supplement, or (ii) any event that generally makes it impossible to convert any currency used in the calculation of the Spot Rate for a Reference Currency into another currency (including, but not limited to, U.S. dollars), in each case, as determined by the calculation agent in its sole discretion";

(2) the definition of "Price Source Disruption Event" set forth under "General Terms of the Notes — Market Disruption Events" in the accompanying product supplement 184-A-I shall be deleted in its entirety and replaced with the following:

"'**Price Source Disruption Event**' means the non-publication or unavailability of the applicable spot rate (or cross rate) for the Reference Currency relative to the Base Currency (or in the case of a cross rate, the Reference Currency or the Base Currency, each relative to the U.S. dollar) on the applicable Reuters page at the applicable fixing time for such currency pair on the applicable date of determination"; and

(3) notwithstanding anything to the contrary set forth under "General Terms of the Notes — Calculation Agent" in the accompanying product supplement 184-A-I, all calculations with respect to any Spot Rate on any day will be rounded to five significant figures, with fives rounded up (*e.g.*, 123.456 will be rounded to 123.46).

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — The notes provide capped exposure to the performance of the Basket, without upside return enhancement. In addition, if the Ending Basket Level is greater than or equal to the Starting Basket Level, you may receive a fixed return of at least 21.00%, which we refer to as the Coupon, at maturity even if the Basket has appreciated by less than the Coupon. The actual Coupon will be determined on the pricing date and will not be less than 21.00%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — We will pay you your principal back at maturity if the Ending Basket Level is not less than the Starting Basket Level by more than 15%. If the Ending Basket Level is less than the Starting Basket Level by more than 15%, for every 1% that the Ending Basket Level is less than the Starting Basket Level by more than 15%, you will lose an amount equal to 1.1765% of the principal amount of your notes.

- **EXPOSURE TO THE REFERENCE CURRENCIES VERSUS THE JAPANESE YEN** — The return on the notes is linked to the performance of a basket of currencies, which we refer to as the Reference Currencies, relative to the Japanese yen, and will enable you to participate in potential increases in the value of the Reference Currencies, relative to the Japanese yen, during the term of the notes. The Basket derives its value from an equally weighted group of currencies consisting of the Canadian dollar, the Australian dollar, the New Zealand dollar, the Brazilian real and the United States dollar, each measured relative to the Japanese yen.

- **POTENTIAL ACCELERATED LOSS IF ANY REFERENCE CURRENCY DEPRECIATES RELATIVE TO THE BASE CURRENCY** — *The Reference Currency Return formula includes an embedded maximum return for each Reference Currency, an embedded variable downside leverage and an embedded variable negative upside leverage. The embedded variable upside negative leverage decreases as a Reference Currency Return increases, and the embedded variable downside leverage increases as a Reference Currency Return decreases.* Please see "Selected Risk Considerations — The Method of Calculating the Reference Currency Returns Will Diminish Any Reference Currency Appreciation and Magnify Any Reference Currency Depreciation Relative to the Japanese Yen" in this term sheet for more information.

- **TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 184-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the "Code"). However, under that Section, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a "Section 988 Election"). It is likely that the notes qualify for a Section 988 Election. Assuming the Section 988 Election is available, if you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as long-term capital gain or loss, assuming that you have held the note for more than one year. A Section 988 Election with respect to a note is made by (a) clearly identifying the note on your books and records, on the date you acquire it, as being subject to this election and (b) filing the relevant statement verifying this election with your U.S. federal income tax return, or obtaining independent verification under procedures set forth in the Treasury Regulations under Section 988.

  You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. In 2007 the IRS also issued a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect. Both U.S. and Non-

U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice and revenue ruling described above. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraphs, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currencies, the Japanese yen or the respective exchange rates between the Reference Currencies and the Japanese yen or any contracts related to the Reference Currencies, the Japanese yen or the respective exchange rates between the Reference Currencies and the Japanese yen. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 184-A-I dated February 16, 2010.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive or negative. Any positive Basket Return will depend on the aggregate performance of the Reference Currencies relative to the Japanese yen. Your investment will be exposed to loss on a leveraged basis if the Ending Basket Level is less than the Starting Basket Level. For every 1% that the Ending Basket Level is less than the Starting Basket Level by more than 15%, you will lose an amount equal to 1.1765% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity.

- **YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM PAYMENT AT MATURITY** — Because the Reference Currency Returns are expressed as the Ending Spot Rate *minus* the Starting Spot Rate *divided* by the Ending Spot Rate, your payment at maturity is subject to an embedded maximum payment at maturity. In no event will any Reference Currency Return equal or exceed 100% and, accordingly, the payment at maturity will not equal or exceed $2,000 per $1,000 principal amount note.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMS's duties as calculation agent involves determining the Starting Spot Rates in the manner set forth on the cover page of this term sheet. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Starting Spot Rates in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rates, that might affect the value of your notes. The Starting Spot Rates may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date. If the Starting Spot Rate for any Reference Currency as determined by the calculation agent exceeds that reflected in the publicly available information, such Reference Currency must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMS will not have any obligation to consider your interests as a holder of the notes in making this determination.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURNS WILL DIMINISH ANY REFERENCE CURRENCY APPRECIATION AND MAGNIFY ANY REFERENCE CURRENCY DEPRECIATION RELATIVE TO THE JAPANESE YEN** — The Reference Currency Returns for each Reference Currency relative to the Japanese yen, which are used to determine the Basket Return, are calculated by dividing the difference between the applicable Ending Spot Rate and the applicable Starting Spot Rate by the applicable Ending Spot Rate, rather than dividing that difference by the applicable Starting Spot Rate under the linear method for determining a currency return. Under this calculation method, the denominator of the fraction will always be smaller if the applicable Reference Currency depreciates relative to the Japanese yen and greater if the applicable Reference Currency appreciates relative to the Japanese yen, as compared to the denominator that would have been used under the linear method. As a result, any Reference Currency appreciation relative to the Japanese yen will be diminished, while any Reference Currency depreciation relative to the Japanese yen will be magnified. For example, assuming the Starting Spot Rate of a Reference Currency relative to the Japanese yen is 1.0, if such Reference Currency appreciates relative to the Japanese yen by 10% such that the Ending Spot Rate is 1.1, the applicable Reference Currency Return will only be 9.09%; conversely, if such Reference Currency depreciates relative to the Japanese yen by 10% such that the Ending Spot Rate is 0.9, the applicable Reference Currency Return will be -11.11%. The diminishing effect on any Reference Currency appreciation, which we refer to as an embedded variable negative upside leverage, increases as the Reference Currency Return increases. The magnifying effect on any Reference Currency depreciation, which we refer to as an embedded variable downside leverage, increases as the Reference Currency Return decreases. In addition, the Reference Currency Return formula includes an embedded maximum return for each Reference Currency, such that no Reference Currency Return can equal or exceed 100%. As a result of the embedded maximum return for each Reference Currency and because of the embedded variable negative upside leverage and the embedded variable downside leverage, depreciation in one or more Reference Currencies may not be offset by appreciation in the other Reference Currencies, even significant appreciation. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use the linear method for calculating currency returns.

JPMorgan Structured Investments —
Digital Plus Buffered Notes Linked to the Performance of an Equally Weighted Basket of Five Currencies Relative to the Japanese yen

TS 3

- **CHANGES IN THE VALUES OF THE REFERENCE CURRENCIES RELATIVE TO THE JAPANESE YEN MAY OFFSET EACH OTHER** — Because the performance of the Basket is determined by the performances of the Canadian dollar, the Australian dollar, the New Zealand dollar, the Brazilian real and the United States dollar relative to the Japanese yen, your notes will be exposed to currency exchange rate risk with respect to Canada, Australia, New Zealand, Brazil, the United States and Japan. Movements in the exchange rates of the Reference Currencies relative to the Japanese yen may not correlate with each other. At a time when the exchange rate of one of the Reference Currencies relative to the Japanese yen increases, the exchange rate of one or more of the other Reference Currencies relative to the Japanese yen may not increase as much or may decline. Therefore, in calculating the Ending Basket Level, increases in the exchange rates of one or more of the Reference Currencies relative to the Japanese yen may be moderated, or more than offset, by lesser increases or decreases in the exchange rates of the remaining Reference Currencies relative to the Japanese yen. For example, in calculating the Ending Basket Level, an increase in the Spot Rate of the Canadian dollar relative to the Japanese yen may be moderated, or more than offset by, lesser increases or declines in the Spot Rate of the Australian dollar relative to the Japanese yen. See the immediately preceding risk factor for more information.

- **THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL REFERENCE CURRENCIES** — You may receive a lower payment at maturity than you would have received if you had invested in the Reference Currencies individually, a combination of Reference Currencies or contracts related to the Reference Currencies for which there is an active secondary market.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of a Reference Currency or the Japanese yen is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Canada, Australia, New Zealand, Brazil, the United States, Japan and other relevant countries or regions.

  Of particular importance to potential currency exchange risk are:
    - existing and expected rates of inflation;
    - existing and expected interest rate levels;
    - the balance of payments in Canada, Australia, New Zealand, Brazil, the United States and Japan, and between each country and its major trading partners;
    - the monetary policies of Canada, Australia, New Zealand, Brazil, the United States and Japan, especially as related to the supply of money; and
    - the extent of governmental surplus or deficit in Canada, Australia, New Zealand, Brazil, the United States and Japan

  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Canada, Australia, New Zealand, Brazil, the United States and Japan, and those of other countries important to international trade and finance.

- **GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES** — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Reference Currencies and the Japanese yen, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

- **BECAUSE ONE OF THE REFERENCE CURRENCIES IS AN EMERGING MARKETS CURRENCY, THE BASKET IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS** — The notes are linked to the performance of an equally weighted Basket of five currencies, one of which is an emerging markets currencies (the Brazilian real). There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes.

- **EVEN THOUGH THE REFERENCE CURRENCIES AND THE JAPANESE YEN TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT** — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currencies and the Japanese yen are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

- **THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS** — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the Japanese yen. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

- **CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rates and the Reference Currency Returns. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. 184-A-I and "Supplemental Terms of the Notes" in this term sheet for further information on what constitutes a market disruption event.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive interest payments.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the Reference Currencies, the Japanese yen and the U.S. dollar;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally as well as in each of the Reference Currencies' countries, in Japan and in the United States;
  - the exchange rate and the volatility of the exchange rates of the U.S. dollar with respect to each of the Reference Currencies and the Japanese yen;
  - changes in correlation between the Reference Currency exchange rates;
  - suspension or disruption of market trading in any or all of the Reference Currencies, the Japanese yen or the U.S. dollar;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Basket?

The table and examples below illustrate the hypothetical total return at maturity of the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Coupon of 21.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180.00	80.00%	80.00%
170.00	70.00%	70.00%
160.00	60.00%	60.00%
150.00	50.00%	50.00%
140.00	40.00%	40.00%
130.00	30.00%	30.00%
120.00	20.00%	21.00%
110.00	10.00%	21.00%
105.00	5.00%	21.00%
100.00	0.00%	21.00%
97.50	-2.50%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
85.00	-15.00%	0.00%
80.00	-20.00%	-5.88%
70.00	-30.00%	-17.65%
60.00	-40.00%	-29.91%
50.00	-50.00%	-41.18%
40.00	-60.00%	-52.94%
30.00	-70.00%	-69.71%
20.00	-80.00%	-76.47%
10.00	-90.00%	-88.24%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105.
Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, and the Basket Return of 5% is less than the Coupon of 21.00%, you will receive the Coupon of 21.00%. Accordingly, your payment at maturity is equal to $1,210.00 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 21.00\%) = \$1,210.00$$

Example 2: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 130.
Because the Ending Basket Level of 130 is greater than the Starting Basket Level of 100 and the Basket Return of 30% is greater than the Coupon of 21.00%, your payment at maturity is equal to $1,300 per $1,000 principal amount note, calculated as follows:
$$\$1,000 + [\$1,000 \times (130 - 100)/100] = \$1,300$$

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 90.
Because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 but not by more than the buffer amount of 15%, you will receive the principal amount of your notes at maturity.

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.
Because the Ending Basket Level of 60 is less than the Starting Basket Level of 100 by more than the buffer amount of 15%, your payment at maturity per $1,000 principal amount note is $705.88 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-40\% + 15\%) \times 1.1765] = \$705.88$$

JPMorgan Structured Investments —
Digital Plus Buffered Notes Linked to the Performance of an Equally Weighted Basket of Five Currencies Relative to the Japanese yen

TS 6

Historical Information

The first five graphs below show the historical weekly performance of each Reference Currency relative to the Japanese yen expressed in terms of the conventional market quotation (which is the amount of Japanese yen that can be exchanged for one unit of the applicable Reference Currency, which we refer to in this term sheet as the exchange rate) as shown on Bloomberg Financial Markets, from January 6, 2006 through January 28, 2011. The exchange rates of the Canadian dollar, the Australian dollar and the New Zealand dollar, the Brazilian real and the United States dollar, on February 1, 2011 were 82.12, 82.25, 63.57, 48.8150 and 81.35, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. **The value of the Basket, and thus the Basket Return, increases when the individual Reference Currencies appreciate in value against the Japanese yen.** Therefore, the Basket Return is calculated using Spot Rates for each Reference Currency relative to the Japanese yen expressed as the amount of Japanese yen per one unit of the applicable Reference Currency, which is largely consistent with the conventional market quotation for each Reference Currency relative to the Japanese yen set forth in the first five graphs below.

The last graph on the following page shows the weekly performance of the Basket from January 6, 2006 through January 28, 2011, assuming that the Basket Closing Level on January 6, 2006 was 100, that each Reference Currency had the weighting specified on the front cover of this term sheet and that the exchange rates of each Reference Currency relative to the Japanese yen, as adjusted to be expressed as a number of Japanese yen per one unit of the applicable Reference Currency (i.e., the inverse of the rates set forth above) on the relevant dates were the Spot Rates on such dates. The exchange rates and the historical weekly Basket performance data in such graph were determined using the rates reported by Bloomberg Financial Markets (as adjusted to reflect a number of Japanese yen per one unit of the applicable Reference Currency) and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies relative to the Japanese yen that would be derived from the applicable Reuters pages.











JPMorgan Structured Investments —
Digital Plus Buffered Notes Linked to the Performance of an Equally Weighted Basket of Five Currencies Relative to the Japanese yen

TS 7



Historical Performance of the Basket

Source: Bloomberg & JPMorgan

The Spot Rates of the Canadian dollar, the Australian dollar, the New Zealand dollar, the Brazilian real and the United States dollar on February 1, 2011 were 82.132, 81.630, 63.456, 49.017 and 81.500, respectively, calculated in the manner set forth under "Additional Key Terms — Spot Rates" on page TS-1 of this term sheet. The Spot Rates set forth in this paragraph are expressed in terms of a number of Japanese yen per one unit of the applicable Reference Currency.

We obtained the data needed to construct the graph that displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Reference Currency relative to the Japanese yen and the Basket should not be taken as indications of future performance, and no assurance can be given as to the Spot Rate of any of the Reference Currencies on the pricing date or any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Basket will result in the return of more than the principal amount of your notes.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $15.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-30 of the accompanying product supplement no. 184-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $15.00 per $1,000 principal amount note.